MORGAN STANLEY HIGH YIELD+ INDEX SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated November 19, 2014)	Registration Statement No. 333-200365

GLOBAL MEDIUM-TERM SECURITIES, SERIES F
Senior Securities

Morgan Stanley High Yield+ Index Information

Investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page IS-8 and in the relevant preliminary terms or pricing supplement, the accompanying product supplement and the accompanying prospectus.
________________________________________

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this index supplement, the accompanying product supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

November 19, 2014

Table of Contents
Summary of the Morgan Stanley High Yield+ Index	IS-3
Risk Factors	IS-8
Description of Index Methodology	IS-13

We, Morgan Stanley, may from time to time offer and sell securities linked to the Morgan Stanley High Yield+ Index (the “Index”) or to a weighted basket of components that includes the Index. This index supplement describes the Index to which the securities may be linked, as well as related matters concerning the fact that an affiliate of Morgan Stanley is both the sponsor and publisher of the Index. Additional terms that will generally apply to the securities are described in the accompanying product supplement or preliminary pricing supplement.
This index supplement supplements the terms described in the accompanying product supplement or preliminary pricing supplement and the accompanying prospectus. Separate preliminary terms or a separate pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the description of the Index specified below. If the terms described in the relevant preliminary terms or pricing supplement are inconsistent with those described herein or in any accompanying product supplement or the accompanying prospectus, the terms described in the relevant preliminary terms or pricing supplement will control. In addition, if this index supplement and any accompanying product supplement contains information relating to the Index to which the securities are linked, the information contained in the document with the most recent date will control.

Morgan Stanley

Key Features

❒	The Index is a quantitative, rules-based asset allocation strategy that provides exposure to one of two underlying bond ETFs:

■	iShares iBoxx H/Y Corporate Bond Fund (ticker: HYG) (the “High Yield Asset”) provides diversified exposure to high-yield corporate bonds; and

■	iShares Barclays 20+ Year Treasury Bond Fund (ticker: TLT) (the “Treasury Asset”) tracks the returns of long-dated fixed-rate U.S. Treasury securities

The High Yield Asset and the Treasury Asset are the “Reference Assets” of the Index

❒
The Index selects on a monthly basis which Reference Asset to track through a predetermined set of algorithms analyzing recent price trends in the High Yield Asset and in the CBOE Market Volatility Index (ticker: VIX) (the “Volatility Index”).

■	If the total return price trend of the High Yield Asset is downward, or the trend of the Volatility Index is upward, the Index will track the Treasury Asset for that month;

■	Otherwise, the Index will track the High Yield Asset for that month.

❒	If there is a change in the Reference Asset to be tracked, the rebalancing will be phased in over the five business days following each applicable monthly reference asset selection date.

❒	The Index also has a daily volatility control feature targeting an annualized volatility of 5% by increasing or decreasing exposure to the tracked Reference Asset.

■
The Index will buffer movements of the selected Reference Asset in periods of high asset volatility by reducing the exposure to the Underlying Asset, subject to a minimum of 0%, and adding exposure to a theoretical cash component that accrues interest at the Federal Funds rate (the “Cash Rate”).

■
The Index will leverage the returns of the selected Reference Asset by increasing the exposure to such Reference Asset in periods of low asset volatility, subject to a cap of 150%. If exposure to the tracked Reference Asset exceeds 100%, the Index will incur interest charges at the Federal Funds rate.

❒	The Index charges per annum index fees and servicing fees, as well as a rebalancing charge for each change in Reference Asset or exposure level (*).

❒	The levels of the Index are calculated daily by Morgan Stanley & Co. LLC (in such capacity, the “Index Calculation Agent”) and are published on Bloomberg under the ticker “MSUSHP5T Index.”

❒	The Index was designed and is sponsored by Morgan Stanley & Co. LLC (in such capacity, the “Index Sponsor”).

(*)
The index fee and the rebalancing charge will vary depending on the overall level of the Index’s exposure to the Reference Assets and the number of adjustments made in allocating between the Reference Assets. Please refer to “Impact of costs on Index returns” in the “Risk Factors” section for further details, including historical data on the amount of these fees and charges in the back-tested and “live” periods.

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Opportunity Presented By the Morgan Stanley High Yield+ Index

❒	A long-only, rules-based strategy which aims to generate a return by applying dynamic allocation between the High Yield Asset, the Treasury Asset and the Cash Rate.

❒	A systematic strategy with no active management (*).

❒
The Index allows investors in products linked to the Index to take advantage of the potential investment opportunity of the high yield corporate bond market, though such investors will likely pay additional fees in addition to those already assessed to the level of the Index.

❒	The Index is published on Bloomberg on a daily basis (**).

Key Risk Factors of the Morgan Stanley High Yield+ Index

❒
The Index makes investment decisions using trailing historical data. Changes in market trends can be captured only after a certain period of time, and, in contrast to an actively managed product, the Index may not be responsive to immediate volatility and market movements.

❒
There is no guarantee that the Morgan Stanley High Yield+ Index will outperform any of its underlying Reference Assets. The selection between the two Reference Assets, as well as the volatility control feature, may cause the Morgan Stanley High Yield+ Index to underperform one or both of the Reference Assets.

❒	Investors in products linked to the Index are exposed to the risks of the selected Reference Asset(s) and have potentially leveraged exposure to such Reference Asset(s).

❒	The past performance of the Index (whether actual or retrospectively calculated) cannot be considered as indicative of future Index performance.

❒	The fixed servicing fee and the variable index fee and rebalancing charges associated with the Index have a negative impact on the Index performance.

Additional risk factors can be found in “Risk Factors” below.

(*) Please see “Risk Factors—Index Sponsor and Calculation Agent.”
(**) Bloomberg Ticker: MSUSHP5T <Index> for Morgan Stanley High Yield+ Index (Total Return)

Important Note: Please see “Risk Factors—The Index has limited actual history and may perform in unexpected ways ” and note that the past performance (actual or retrospectively calculated) is not indicative of the future performance of the Index. In addition, please note that certain fees are deducted from the level of the Index; see “Risk Factors—Impact of costs on Index returns.”

IS-4

Retrospective calculations and other statistical analyses provided herein use retrospectively calculated levels of the Index and hypothetical circumstances to estimate how the Index may have performed prior to its actual existence, which began on September 4, 2012. Retrospective calculations are made using the same methodology that is currently used to calculate the Index. The results obtained from such retrospective calculations should not be considered indicative of the actual results that might be obtained from an investment in the Index. The actual performance of the Index may vary significantly from the results obtained from retrospective calculations. Unlike an actual performance record, retrospectively calculated Index performance is measured by means of the retroactive application of a model itself designed with the benefit of hindsight and knowledge of factors that may have possibly affected its performance. Morgan Stanley provides no assurance or guarantee that securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The retrospectively calculated Index levels presented herein have not been verified by an independent third party, and such retrospectively calculated Index levels have inherent limitations. In addition, results obtained from retrospective calculations include hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of any expenses that an investor in any product, the return of which is linked to the performance of the Index, would have paid or actually paid and do not account for all financial risks that may affect the actual performance of any such investment. Alternative retrospective calculations, techniques, models or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the retrospectively calculated Index performance presented in this index supplement.

Investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to September 4, 2012. Such data must be considered illustrative only.

You should not take the historical or hypothetical retrospective values of the Index as an indication of its future performance.

IS-5

Retrospectively Calculated and Actual Historical Performance*

❒	Retrospectively calculated and actual historical performance of the Index and the individual Reference Assets

❒
The Index became live on September 4, 2012, the High Yield Asset became live on April 4, 2007, and the Treasury Asset became live on July 22, 2002. All values for the Index and the High Yield Asset before their respective “live dates” are retrospectively calculated, and are not actual historical values.

	Morgan Stanley High
	Yield + Index	HYG Total Return	TLT Total Return
	Annualized	Annualized	Annualized
Year	Performance*	Performance*	Performance*
2003	17.99%	19.6% (*)	1.6%
2004	13.17%	10.1% (*)	8.7%
2005	0.46%	2.1% (*)	8.6%
2006	11.47%	9.7% (*)	0.7%
2007	6.05%	4.3% (*)	10.3%
2008	7.06%	-17.6%	33.9%
2009	5.09%	28.6%	-21.8%
2010	7.25%	11.9%	9.0%
2011	8.62%	6.8%	34.0%
2012	14.18%	11.7%	2.6%
2013	3.67%	5.8%	-13.4%
2014	2.32%	4.6%	24.1%
Source: Morgan Stanley and Bloomberg

* The graph above illustrates the retrospectively calculated performance of the Index from October 2, 2002 through September 3, 2012 and the actual historical performance of the Index from September 4, 2012 through October 31, 2014, compared with the retrospectively calculated performance of the High Yield Asset from October 2, 2002 through April 3, 2007 based on the historical performance of its benchmark index, the iBoxx $ Liquid High Yield Index (Bloomberg Ticker: IBOXHY Index), and the actual historical performance of the High Yield Asset from April 4, 2007 through October 31, 2014, and the actual historical performance of the Treasury Asset from October 2, 2002 through October 31, 2014. The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before September 4, 2012. See “Use of Simulated Returns” above.

IS-6

Retrospectively Calculated and Actual Historical Asset Allocations and Exposure

The graph below shows retrospectively calculated* and actual historical asset allocations and exposure levels derived by applying the Index Methodology to historical and retrospectively calculated price data of the High Yield Asset, Treasury Asset, and the Volatility Index. All values of the Index prior to September 4, 2012 and all values of the High Yield Asset prior to April 3, 2007 are retrospectively calculated.

Highlight of Significant Periods

1.	2003-07 Market rally – Significant allocation to High Yield Asset

2.	2008 Credit crisis – Close to 100% allocation to cash and Treasury Asset

3.	2009 Post-crisis recovery – Increasing re-allocation to High Yield Asset but de-levered exposure

4.	Sep 2012 – Levered exposure to High Yield Asset

Important Note: Please see “Risk Factors—The Index has limited actual history and may perform in unexpected ways” and note that past performance (whether actual or retrospectively calculated) is not indicative of the future performance of the Index.

Source: Morgan Stanley and Bloomberg

The hypothetical allocations are obtained from retrospective calculations and should not be considered indicative of the actual weights that would be assigned to the assets.

(*) Retrospective calculations. The graph above illustrates the retrospectively calculated performance of the Index from October 2, 2002 through September 3, 2012 and the actual historical performance of the Index from September 4, 2012 through October 31, 2014, compared with the retrospectively calculated performance of the High Yield Asset from October 2, 2002 through April 3, 2007 based on the historical performance of its benchmark index, the iBoxx $ Liquid High Yield Index (Bloomberg Ticker: IBOXHY Index), and the actual historical performance of the High Yield Asset from April 4, 2007 through October 31, 2014, and the actual historical performance of the Treasury Asset from October 2, 2002 through October 31, 2014. The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before September 4, 2012. See “Use of Simulated Returns” above.

IS-7

The following is a non-exhaustive list of certain key risk factors related to the Index and for investors in securities linked to the Index. For further discussion of these and other risks, you should read the relevant pricing supplement and prospectus or offering documents. You should also consult with your investment, legal, tax, accounting and other advisors in connection with the Index and any instrument linked to the Index.

General Index Risk Considerations:

The Index has limited actual history and may perform in unexpected ways. The Index was established on September 4, 2012, and, therefore, has limited actual history and may perform in unexpected ways. For example, there can be no assurance given that the volatility targeting mechanism will operate as intended. The retrospectively calculated and historical levels of the Index should not be taken as indicative of future performance, and no assurance can be given as to the level of the Index on any given date.

The Index performance is subject to market risk and to significant declines in any future period. Consequently, an investment linked to the Index may suffer severe losses as a result of significant declines in the Index, the Reference Assets, or the securities comprising the Reference Assets. These declines may be caused by a number of market factors beyond our control, including corporate actions, macroeconomic considerations, speculation, and government intervention.

The Index can produce negative returns. The methodology was developed based on historical data and conditions, and there can be no assurances that the methodology can generate positive performance in the future. As such, past performance of the Index, whether actual or retrospectively calculated, is not a reliable indication of future performance.

The Index may underperform one or both of the Reference Assets. The Index uses a rules-based methodology to track either the High Yield Asset or the Treasury Asset. The Index selects which Reference Asset to track through a predetermined set of algorithms analyzing recent price trends in the High Yield Asset and in the Volatility Index, as specified in the index methodology. However, there is no guarantee that the Index will allocate to either Reference Asset in a way that results in favorable performance. The Index may have exposure to a Reference Asset at a time when such Reference Asset is experiencing significant losses and/or the other Reference Asset is experiencing significant gains. Additionally, the volatility control feature of the Index may dampen positive performance by, or may magnify negative performance of, the applicable Reference Asset. As a result, the Index may underperform one or both of the Reference Assets.

Furthermore, when the Index begins tracking a different Reference Asset, it does not do so immediately upon the Rebalancing Selection Date, but rather is phased in on a straight-line basis over a period of five Index Business Days. The Index may perform poorly to the extent that it remains exposed to the Reference Asset previously being tracked. The performance of the Index in respect of any Index Business Day is dependent on the performance of the Reference Asset being tracked and the volatility targeting mechanism. It is also possible that the selected Reference Asset may decline significantly in value while being tracked, and may decline more significantly than the Reference Asset that was not selected. On any Index Business Day, the return on the Index may be greater than, less than or significantly less than either Reference Asset. As a result, the Index could underperform one or both Reference Assets.

The Index is comprised of notional assets. The exposure of the Index to any Reference Asset is purely notional and will exist solely in the records maintained by or on behalf of the Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, investors in products linked to the Index will not have any claim against the Index or the Reference Assets comprising the Index.

Index Rebalancing Risks:

Index rebalancing will increase transactions costs. The shift between the two Reference Assets on any Rebalancing Selection Date and any Volatility Targeting Adjustments made to adjust exposure to the tracked Reference Asset will result in increased costs. See “Impact of costs on Index returns” below.

The Index may not be tracking a Reference Asset at a beneficial time, and may fail to capture returns from increases in the level of such Reference Asset. If the Index is tracking the Treasury Asset and the performance of the High Yield Asset increases relative to that of the Treasury Asset, the Index will fail to capture the potential positive returns from such improvement and could decline. Conversely, if the Index is tracking the High Yield Asset and the performance of the Treasury Asset improves relative to the performance of the High Yield Asset, the Index will fail to capture the potential positive returns from such improvement and could decline.

IS-8

The volatility targeting feature of the Index may dampen its positive performance in bullish markets, or magnify its poor performance in bearish markets. The Index is designed to achieve a Volatility Target of 5% regardless of the direction of price movements in the market. Therefore, in bullish markets, if the historical volatility is higher than the Target Volatility, the Volatility Targeting Adjustment will reduce the exposure to the tracked Reference Asset and the Index will not increase as much as the Reference Asset does. Similarly, the maximum Volatility Target Adjustment of 150% may prevent the Index from increasing as much as if the Volatility Target Adjustment did not have a maximum, in bullish markets that have very low volatility. In bearish markets, if the historical volatility is lower than the Target Volatility, the Volatility Targeting Adjustment will increase the exposure to the tracked Reference Asset and the effect of any decline in the value of such Reference Asset will be magnified in the level of the Index.

The volatility targeting feature of the Index may magnify declines in its value in bearish markets.

Impact of costs on Index returns:

The Index deducts three types of fees. The Index deducts 1) a fixed servicing fee of 0.50% per annum, 2) a variable rebalancing cost of 0.02% for each change in Reference Asset or exposure due to the monthly rebalancing or daily volatility targeting and 3) a variable index cost of 0.65% per annum charged to the return of the tracked Reference Asset, which cost will increase or decrease each day depending on changes in the notional exposure, as reflected in that day’s Adjusted Exposure, so that the effective index cost with respect to any Index Business Day could be as high as 0.975% if the Adjusted Exposure of the Reference Asset for such Index Business Day is at its maximum of 150%. From October 2, 2002 to October 31, 2014, these fees together totaled approximately 1.32% per annum, with the variable index fee averaging 0.6356% per annum and the variable rebalancing cost averaging 0.1855% per annum in addition to the servicing fee of 0.50% per annum. In certain prior years, the index fee and the rebalancing charge have been lower and also substantially higher than the annualized averages shown above, and they could return to, or exceed, those higher levels in future periods as well. The index fee and the rebalancing charge were retrospectively calculated for all periods before September 3, 2012. The methodology employed by the Index must be sufficiently successful in order to offset these fees and costs and avoid a negative return.

Index Performance:

When considering any investment, the return of which is linked to the performance of the Index, prospective investors should be aware that the level of the Index can go down as well as up and the performance of the Index in any future period may not mirror its past performance. Any investment linked or related to the Index is not the same as an investment in the Reference Assets and may not reflect the return that could have been realized by an investor who invested directly in the Reference Assets. The Index could, in certain circumstances, decrease to zero.

Index Disruption:

The Index is subject to adjustments upon the occurrence of certain Index Market Disruption Events. The Index Sponsor, acting in a commercially reasonable manner, has the discretion to declare an Index Market Disruption Event upon the occurrence of certain events which make it difficult or impossible to calculate the levels of the Reference Asset. As a consequence of the occurrence of any such Index Market Disruption Event, the Index Sponsor may exercise an amount of discretion in relation to the Index (including changing the Index Methodology, making adjustments to the composition of the Index and terminating the Index) and the exercise of such discretion may have an adverse impact on the Index level and, consequently, any security, instrument or transaction linked to or calculated in reference to the Index. The maintenance and calculation of the Index depend on the Calculation Agent’s ability to obtain data for the Reference Assets and the Volatility Index. In the event that the Calculation Agent is unable to obtain such data, the Index Sponsor and/or the Calculation Agent may be unable to continue to compile and/or calculate the Index in its current form.

No Active Management:

The Index is quantitative and rules-based, and is not actively managed by Morgan Stanley or its affiliates (the “Morgan Stanley Group”) or any third party. Accordingly, the Index will not be actively adjusted to reflect market conditions or to effect changes in the selection of the Reference Asset or in the application of the daily Adjusted Exposure. The Morgan Stanley Group is not acting as a fiduciary for, or an advisor to, any investor in respect of the Index.

Strategy Risk:

The Index may not achieve its goals. It is possible that the Index Methodology will not achieve its goals of selecting opportune times to invest in the High Yield Asset or Treasury Asset, as applicable, or in achieving the Volatility Target of 5.00% per annum, and that the levels of the Index would be lower than if the Index Methodology had been constructed differently.

IS-9

Reference Assets:

Investing in a product linked to the Index is not equivalent to investing in the Reference Assets and investors in products linked to the Index will not have shareholder rights in any Reference Asset or Reference Asset Target Index. Investing in a product linked to the Index is not equivalent to investing directly in the Reference Assets or any of the components of the iBoxx $ Liquid High Yield Index (the “High Yield Asset Target Index”) or Barclays US 20+ Year Treasury Bond Index (the “Treasury Asset Target Index ”, and each of the High Yield Target Index and the Treasury Asset Target Index, a “Reference Asset Target Index,” and together, the “Reference Asset Target Indices”). Investors in products linked to the Index will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Reference Assets or any of the components of a Reference Asset Target Index.

The Reference Asset and the Reference Asset Target Indices are different. The performance of any of the Reference Assets may not exactly replicate the performance of the corresponding Reference Asset Target Index because each of the Reference Assets will reflect transaction costs and fees that are not included in the calculation of the corresponding Reference Asset Target Indices. It is also possible that one or more of the Reference Assets may not fully replicate, or may in certain circumstances diverge significantly from, the performance of the corresponding Reference Asset Target Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund, differences in trading hours between the Reference Assets and the corresponding Reference Asset Target Index or due to other circumstances.

The Index references only two Reference Assets, which are both fixed -income ETFs. The High Yield Asset and the Treasury Assets are both fixed-income exchange-traded funds, and are subject to many of the same risks, most importantly the risk of rising interest rates. If interest rates rise in the future, it is likely that the value of both Reference Assets, and hence the level of the Index, will be adversely affected.

Risks of the High Yield Asset. The Index may, at any given time, be tracking the High Yield Asset, which is designed to provide a representation of the U.S. dollar high yield corporate market and is therefore subject to high yield securities risk, being the risk that securities that are rated below investment grade (commonly known as “junk bonds,” including those bonds rated at BB+ or lower by S&P or Fitch or Ba1 or lower by Moody’s) may be more volatile than higher-rated securities of similar maturity. High yield securities also are generally subject to greater levels of credit or default risk than higher-rated securities.

The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

Risks of the Treasury Asset. The Index may, at any given time, be tracking the Treasury Asset. The underlying constituents of the Treasury Asset are long-dated fixed-rate securities issued by the United States Treasury. In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Treasury Asset, is likely to decrease. As a result, rising interest rates may cause the value of the underlying bonds of the Treasury Asset and thus the price of the Treasury Asset to decline, possible significantly, which could have a negative impact on the return of any product linked to the Index.

Furthermore, securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. Given that the eligibility criteria for the securities included in the Treasury Asset Target Index’s mandate that each security must have a minimum term remaining to maturity of greater than 20 years for continued eligibility, there is an increased risk of price volatility in the underlying securities, and consequently, volatility in the value of the Treasury Asset.

IS-10

Morgan Stanley is not affiliated with iShares, iShares Trust, BlackRock Institutional Trust Company, N.A., Markit Indices Limited or Barclays Capital Inc. We are not affiliated with iShares, iShares Trust, BlackRock Institutional Trust Company, N.A. (“BTC”), Markit Indices Limited (“MIL”) or Barclays Capital Inc. (BCI), and they are not involved with the offering of products linked to the Index in any way. Consequently, we have no ability to control their actions, including any corporate actions of the type that would require the calculation agent to adjust the manner in which we calculate the performance of the Reference Assets. They have no obligation to consider your interests as an investor in any products linked to the Index in taking any corporate actions that might affect the value of such products. None of the money paid by investors for products linked to the Index will go to them.

Morgan Stanley may engage in business with or involving one or more of iShares® , iShares Trust, BTC, MIL or BCI without regard to your interests. We or our affiliates may presently or from time to time engage in business with iShares, iShares Trust, BTC, MIL or BCI without regard to your interests, including extending loans to, or making equity investments in, one or more of them or their affiliates or subsidiaries, or providing advisory services to one or more of them, such as merger and acquisition advisory services. In the course of our business, we or our affiliates may acquire non-public information about one or more of them. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to the Reference Assets or its underlying components. These research reports may or may not recommend that investors buy or hold the Reference Assets or its underlying components. The Index was developed independently of any research recommendations and may not be consistent with such recommendations. Furthermore, the composition of the Index will not be affected by any change that we or our affiliates may make in our recommendations or decisions to begin or discontinue coverage of any of the Reference Assets or their underlying components in our research reports.

Morgan Stanley Conflicts of Interest:

Morgan Stanley and its affiliates may from time to time engage in transactions involving the underlying components of the Index for their proprietary accounts and/or for accounts of their clients, and may act as market-maker in such underlying components. Such activities may not be for the benefit of the holders of investments linked to the Index and may have a positive or negative effect on the value of the underlying components and consequently on the value of the Index. Morgan Stanley and its affiliates may issue derivative instruments on the underlying components and the use of such derivatives may affect the value of the underlying components and consequently the value of the Index. Morgan Stanley and its affiliates may enter into hedging transactions in respect of the underlying components or related derivative instruments that may affect the value of such underlying components or derivative instruments. In addition, the unwinding of such hedging transactions may affect the value of such underlying components or derivative instruments, which in turn may affect the value of the Index. Morgan Stanley and its affiliates may benefit from gains from such hedging activity while your investments linked to the Index suffer losses.

Index Sponsor and Calculation Agent

Morgan Stanley & Co. LLC as Index Sponsor and Calculation Agent retains the final discretion as to the manner in which the Index is calculated and constructed. The methodology may change without prior notice and such changes may affect the value of the Index. The Calculation Agent’s calculations and determinations in relation to the Index shall be binding in the absence of manifest error.

The Index Sponsor shall have the right, in its sole discretion, to cease compiling, calculating and publishing values of the Index if at any time the Index Sponsor determines that the Index no longer meets or will not be capable of meeting the criteria established by the Index Sponsor or otherwise determines that the Index shall no longer be calculated. The Index Sponsor and Calculation Agent have no obligation to take into account the considerations of any other person when making any such adjustments and have no obligation to inform any person of such modification or change.

The Calculation Agent is responsible for compiling and calculating the Index pursuant to the rules. Index Sponsor retains the discretion to appoint an alternative Calculation Agent. The Index Sponsor retains the final discretion as to the manner in which the Index is calculated and constructed. Furthermore, the Index Sponsor has the final authority on the interpretation and application of the rules.

Certain determinations made by Morgan Stanley & Co. LLC, in its capacity as Index Sponsor or Calculation Agent, may require it to exercise discretion and make subjective judgments. These potentially subjective determinations may adversely affect the level of the Index.

Reliance on Information:

Calculations of the Index are based on information obtained from various publicly-available sources. Morgan Stanley has relied on these sources and has not independently verified the information from these sources.

Research:

Morgan Stanley may issue research reports on the underlying components of the Index. These reports are entirely independent of the Calculation Agent’s obligations to calculate the Index. Morgan Stanley will be under no obligation to make any adjustments to the Index based on such research.

IS-11

Important Information:

Morgan Stanley does not make any representation that any result or return indicated herein would be achieved. Changes to the assumptions underlying the methodology of the Index may have material impacts on results or returns of the Index. Additional information relating to the Index is available on request. Morgan Stanley and others associated with it may deal as principal in, or own or act as market maker for, securities or instruments mentioned herein, and may also advise or seek to advise issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Morgan Stanley does not give investment, tax, accounting and legal or regulatory advice and prospective investors should consult with their professional advisors. This communication is not a product of Morgan Stanley’s Research Departments and should not be regarded as a research recommendation. The material contained herein has not been based on a consideration of any individual client’s circumstances and as such should not be considered to be a personal recommendation.

“Morgan Stanley High Yield+ Index” is a Morgan Stanley proprietary index. Any use of this Index or its name must be with the written consent of Morgan Stanley.

Investments in securities linked to the Index require investors to assess characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, you should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to your particular circumstances. This index supplement contains market data from various sources other than Morgan Stanley and its affiliates, and, neither Morgan Stanley nor any of its affiliates has independently verified the accuracy or completeness of such third-party’s market data. All information is subject to change without notice. Morgan Stanley and its affiliates may make a market or deal as principal in securities referencing the Index or in options, futures or other derivatives based thereon. Any retrospective or historical composite performance records included in this index supplement are hypothetical and it should be noted that the underlying components of the Index have not traded together in the manner shown in this index supplement. No representation is being made that the Index will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combined underlying components subsequently achieved.

This material is not a product of Morgan Stanley Research Departments. Investments in securities referencing the Index may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Morgan Stanley and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. Morgan Stanley is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a Morgan Stanley entity qualified in their home jurisdiction unless governing law permits otherwise.

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Exposure to High Yield or Treasuries with Volatility Targeting

❒	The Morgan Stanley High Yield+ Index (the “Index”) (*) is a long-only and rule based strategy, offering exposure to the High Yield Asset and/or the Treasury Asset with:

➢	Monthly Rebalancing

The Index uses trend signals from the Volatility Index and the High Yield Asset to determine the selection of the High Yield Asset or the Treasury Asset on the monthly reference asset selection date:

■	When the Volatility Index is trending up or the High Yield Asset is trending down, the Index allocates to the Treasury Asset;

■	Otherwise, the Index allocates to the High Yield Asset.

➢	Daily Volatility Targeting

The Index will, on a daily basis, adjust its exposure to the selected Reference Asset towards the goal of maintaining a targeted realized volatility for the Index of approximately 5% per annum. The Index may leverage its exposure to the selected Reference Asset as high as 150%, and as low as 0%.

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Monthly Asset Selection Process of Morgan Stanley High Yield+ Index

❒	Dynamic allocation process is based on trend signals derived from:

■	the trend of the Volatility Index (“VIX”), and

■	the trend of the total return of the High Yield Asset (“HYG”).

❒	On each monthly rebalancing date, the strategy will select either the Treasury Asset (“TLT”) or the High Yield Asset (HYG) based on the following selection process (*).

Monthly Selection Process Illustration

❒
The Volatility Index is deemed to be “trending up” if its “short-term” moving average is greater than its “medium-term” and “long-term” moving averages, as observed over a fixed number of consecutive Index Business Days

❒
The High Yield Asset is deemed to be “trending down” if its “short-term” moving average is less than its “medium-term” and “long-term” moving averages as observed over a fixed number of consecutive Index Business Days

❒
If the Volatility Index is trending “up” or the High Yield Asset is trending “down” on a monthly Rebalancing Selection Date, the Index Methodology will select the Treasury Asset to track for that month.

■	Otherwise (i.e., if the Volatility Index is trending “not up” and the High Yield Asset is trending “not down”) the Index Methodology will select the High Yield Asset to track for that month.

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Daily Volatility Targeting Mechanism

❒
The Morgan Stanley High Yield+ Index dynamically adjusts the exposure to the selected Reference Asset on a daily basis to target volatility at 5% per annum. The maximum exposure to the selected Reference Asset is capped at 150%, and the minimum exposure to the selected Reference Asset is set at 0%.

❒
The exposure to the selected Reference Asset is based on the ratio of the volatility target level to the realized volatility of the selected Reference Asset. Hence, if the Index determines that the selected Reference Asset is experiencing high realized volatility, the Index will decrease the exposure to the selected Reference Asset. If the Index determines that the selected Reference Asset is experiencing low realized volatility, the Index will increase the exposure to the selected Reference Asset.

❒
On each day, the volatility targeting mechanism is applied to lever up or down the exposure to the selected Reference Asset to target an annualized volatility of the Index of 5%. If the exposure to the Reference Asset is levered down, the Index reflects an exposure to USD cash accruing interest at the Federal Funds rate (the “Cash Rate”). If the exposure to the Reference Asset is levered up, the Index effectively incurs a finance charge for the increased exposure to the Reference Asset, reflected as a negative exposure to the Cash Rate.

❒	5% is the target volatility for the Index, but the realized volatility of the Index may diverge from the target volatility level.

Example: 5% Target Volatility Strategy in Different Market Conditions

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The High Yield Asset

iShares iBoxx $ High Yield Corporate Bond ETF (Bloomberg: HYG UP Equity)

❒	Liquidity: The iShares iBoxx $ High Yield Corporate Bond ETF (HYG) (*) is a high yield corporate bond ETF with an average daily trading volume in excess of USD 738 million as of October 31, 2014.

❒
Diversification: HYG provides exposure to a diverse high yield corporate bond market. As of November 7, 2014, HYG has exposure to the following industrial sectors: Consumer Services, Oil & Gas, Financials, Telecommunications, Industrials, Health Care, Technology, Utilities, Basic Materials, Consumer Goods and Producer Durables.

(*) For details, refer to iShares’ website.

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The Treasury Asset

iShares Barclays 20+ Year Treasury Bond ETF (Bloomberg: TLT UP Equity)

❒	Treasury Assets: TLT is a fund of long-dated US Treasury bonds, with a remaining maturity of greater than 20 years.

❒	Liquidity: TLT has an average daily trading volume in excess of USD 1.27 billion as of October 31, 2014.

❒
Sensitivity: Given the long duration of the underlying US Treasuries (20+ years), TLT may be highly sensitive to changes in US Treasury yields and interest rates generally when compared to other liquid US Treasury ETFs.

(*) For details, refer to iShares’ website.

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The Volatility Index

CBOE Market Volatility Index* (VIX)

❒
VIX is an index that measures the near-term implied volatility of S&P 500® Index options. It represents the market’s expectation of near-term volatility in large-cap US stocks. The VIX is quoted in percentage points and translates, roughly, to the expected movement in the S&P 500® Index for the next 30 days, which is then annualized.

Source: Bloomberg and Morgan Stanley

(*) For details, refer to the CBOE website.

The graph above shows retrospectively calculated values of the High Yield Asset from October 2, 2002 through April 3, 2007 based on the historical performance of its benchmark index, the iBoxx $ Liquid High Yield Index (Bloomberg Ticker: IBOXHY Index), and the actual historical performance of the High Yield Asset from April 4, 2007 through October 31, 2014, the actual historical performance of the Treasury Asset from October 2, 2002 through October 31, 2014, and the official VIX closing level from October 2, 2002 through October 31, 2014. The information above is derived from public sources and we have not independently verified its accuracy or completeness. You cannot predict the future performance of the High Yield Asset and the Treasury Asset based on its actual historical performance or its retrospectively calculated performance, if any, and we cannot guarantee that the value of the High Yield Asset or the Treasury Asset will increase.

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